                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             J.D. Edwards & Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    281667105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Anne S. Jordan                                 with copies to:
Senior Vice President, General Counsel and     Douglas D. Smith, Esq.
Secretary                                      Peter T. Heilmann, Esq.
PeopleSoft, Inc.                               Gibson, Dunn & Crutcher LLP
4460 Hacienda Drive                            One Montgomery Street, 31st Floor
Pleasanton, California  94588                  San Francisco, CA 94104
(925) 694-8863                                 (415) 393-8200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 7 Pages)


----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                                               Page 2 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No. 281667105

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    PeopleSoft, Inc.
    68-0137069
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                    (B) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
     NUMBER OF
                        0
      SHARES            --------------------------------------------------------
                    8   SHARED VOTING POWER
    BENEFICIALLY
                        10,066,706 (1)
      OWNED BY          --------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
        EACH
                        0
     REPORTING          --------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        0
         WITH           --------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,066,706 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person may be deemed to be the beneficial owner of 10,066,706 shares under the Irrevocable Proxy and Voting Agreements described in Item 3 below. The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Irrevocable Proxy and Voting Agreements.

                                                               Page 3 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No. 281667105

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    Jersey Acquisition Corporation

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                    (B) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
     NUMBER OF
                        0
      SHARES            --------------------------------------------------------
                    8   SHARED VOTING POWER
    BENEFICIALLY
                        10,066,706 (1)
      OWNED BY          --------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
        EACH
                        0
     REPORTING          --------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        0
         WITH           --------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,066,706 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person may be deemed to be the beneficial owner of 10,066,706 shares under the Irrevocable Proxy and Voting Agreements described in Item 3 below. The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Irrevocable Proxy and Voting Agreements.

                                                               Page 4 of 7 Pages

      This Amendment No. 1 (this "Amendment") is filed by PeopleSoft, Inc., a Delaware corporation ("PeopleSoft") and Jersey Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of PeopleSoft ("Acquisition," and together with PeopleSoft, the "Reporting Persons") to amend the Statement on
Schedule 13D filed on June 11, 2003 (the "Statement"), relating to common stock, par value $0.001 per share (the "Common Stock"), of J.D. Edwards & Company, a Delaware corporation (the "Issuer").

      This Amendment is filed for the purposes of reporting the execution of an Amended and Restated Agreement and Plan of Merger and Reorganization by and among PeopleSoft, Acquisition and the Issuer, dated as of June 16, 2003 (the "Amended Agreement"). Items designated as "no change" indicates that the information previously included in the Statement remains current as of the date of this Amendment.

ITEM 1 - SECURITY AND ISSUER

      No change.

ITEM 2 - IDENTITY AND BACKGROUND

      No change.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended and restated in its entirety as follows:

      On June 1, 2003, the Issuer, PeopleSoft and Acquisition entered into an Agreement and Plan of Merger (the "Original Agreement"), a copy of which was attached as Exhibit 1 to the Statement, pursuant to which (upon satisfaction or waiver of certain conditions), Acquisition was to be merged with and into the Issuer with the Issuer becoming a wholly-owned subsidiary of PeopleSoft. Pursuant to the Original Agreement, each share of Common Stock was to be automatically converted into the right to receive a fraction equal to 0.860 of one share of PeopleSoft's common stock, par value $0.01 per share.

      At the time the Original Agreement was executed, in order to induce the Reporting Persons to enter into the Original Agreement, certain officers and directors of the Issuer, namely, Richard E. Allen, Kathleen J. Cunningham, Harry Debes, Robert M. Dutkowsky, Gerald Harrison, Delwin D. Hock, Michael Madden, Michael J. Maples, Richard Mathews, Trygve E. Myhren, Robert C. Newman, Pamela Saxton, David Siebert, Richard Snow, Jr. and Leslie Wyatt (each a "Stockholder," and collectively, the "Stockholders") entered into separate Irrevocable Proxy and Voting Agreements (each a "Voting Agreement" and collectively, the "Voting Agreements") with the Reporting Persons. A copy of the form of Voting Agreement previously was filed as Exhibit 2 to the Statement. The Reporting Persons did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

Subsequently, the Issuer and the Reporting Persons agreed to amend the terms of the Original Agreement pursuant to the terms of the Amended Agreement, a copy of which is attached as Exhibit 1 to this Amendment, and is hereby incorporated herein by reference. The Amended Agreement provides that the Reporting Persons will commence an offer (the "Offer") to exchange all the outstanding shares of Common Stock (and the associated stock purchase rights) of the Issuer for the right to receive cash and shares of PeopleSoft common stock subject to the satisfaction of certain conditions. It is contemplated that following the completion of the Offer, the remaining outstanding shares of the Issuer's Common Stock would be acquired in a merger transaction. The value of the consideration per share of the Issuer's Common Stock is 0.43 of a share of PeopleSoft common stock plus $7.05 in cash. Pursuant to the Amended Agreement, holders of the Common Stock who tender their shares for exchange in the Offer will be permitted to elect to receive cash or stock with a value equal to the value of $7.05 plus 0.43 of a

                                                               Page 5 of 7 Pages

share of PeopleSoft common stock measured based on the average closing price of PeopleSoft common stock reported on the Nasdaq National Market for the five trading day period ending immediately prior to the second trading day before the expiration date of the Offer subject to proration, so that if the elections for either cash or stock exceed the amount of cash or stock available in the Offer, a combination of cash and PeopleSoft common stock will be paid. Except for payments made in lieu of fractional shares, the total number of shares of PeopleSoft common stock issuable in the Offer will equal 0.43 multiplied by the total number of shares of Common Stock validly tendered and not withdrawn as of the expiration of the Offer, and the total cash consideration payable by PeopleSoft in the Offer will equal $7.05 multiplied by the total number of shares of Common Stock validly tendered and not withdrawn as of the expiration of the Offer. Holders of any shares of the Issuer not tendered for exchange and holders of options assumed in the merger, will not have an election, but will be entitled to receive on a per share basis 0.43 of a share of PeopleSoft common stock plus $7.05 in cash per share of Common Stock. The Reporting Persons are making the Offer to facilitate the acquisition of the shares of Common Stock and the consummation of the merger between PeopleSoft and the Issuer and to bring forward the benefits of the combination.

      The conditions to the Offer generally are the same conditions as the conditions to the Original Agreement, except that they will apply at the time of acceptance of the Offer rather than the closing date of the merger, and except as follows:

      (a) There being validly tendered and not withdrawn before the expiration of the Offer, a number of shares of Common Stock which, when taken together with any Common Stock then owned by the Reporting Persons and their affiliates, represents at least a majority of the total number of the Issuer's outstanding shares on a fully diluted basis (as defined in the Amended Agreement).

      (b) No approval by the stockholders of PeopleSoft will be required and no approval by the stockholders of the Issuer will be required if at least 90% of the Issuer's shares are tendered and accepted pursuant to the Offer.

      (c) The Original Agreement contained parallel conditions that no material adverse effect shall have occurred. The Amended Agreement contains the same conditions, but excepts from the definition of material adverse effect, the impact of the pending tender offer by Oracle Corporation, a Delaware corporation ("Oracle") or any other acquisition proposal by Oracle for PeopleSoft.

      (d) If the Issuer receives a "Superior Proposal" (as defined in the Amended Agreement), and the minimum number of shares described in paragraph (a) above has not been tendered, the Issuer has certain termination rights after an initial 20 business day period.

      The merger contemplated by the Original Agreement and the Offer contemplated by the Amended Agreement are subject to regulatory review and other customary closing conditions.

The Voting Agreements were not amended pursuant to the Amended Agreement and remain valid and in force in accordance with their original terms. Pursuant to the Voting Agreements, each Stockholder agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the merger contemplated by the Original Agreement (and any amendments thereof, which includes the Amended Agreement) and certain related matters. Notwithstanding this fact, each of the Reporting Persons, expressly disclaims beneficial ownership of any shares of Common Stock covered by the Voting Agreements. None of the Stockholders have agreed to tender any of the shares of Common Stock beneficially owned by them pursuant to the Offer, but have agreed to certain restrictions on transfer of the shares held by such Stockholders.

                                                               Page 6 of 7 Pages

      Acquisition will obtain the funds necessary to consummate the Offer and the subsequent merger from PeopleSoft or its affiliates. Such funds will come from PeopleSoft's working capital. No alternate financing plan exists, and there is no financing contingency in the Amended Agreement.

      The foregoing summary of the Amended Agreement and the Voting Agreements is qualified in its entirety by reference to such agreements, each of which is hereby incorporated herein by reference.

ITEM 4 - PURPOSE OF TRANSACTION

      Item 4 is hereby amended and restated in its entirety as follows:

      The information contained in Item 3 above is incorporated herein by this reference.

      Upon consummation of the transactions contemplated by the Amended Agreement, it is anticipated that the shares of Common Stock will cease to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

      No change.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The information contained in Item 3 is incorporated herein by this reference.

      Except as disclosed in this Amendment or as set forth in or contemplated by the Amended Agreement and the exhibits thereto, including the Voting Agreements, there are no contracts, understandings or relationships between the Reporting Persons and between the Reporting Persons and any third person with respect to the shares of Common Stock.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

  EXHIBIT                                 DESCRIPTION
     1              Amended and Restated Agreement and Plan of Merger and
                    Reorganization, dated as of June 16, 2003, by and among
                    PeopleSoft, Inc., Jersey Acquisition Corporation and
                    J.D. Edwards & Company.

    2*              Form of Irrevocable Proxy and Voting Agreement, dated
                    June 1, 2003, by and among PeopleSoft, Inc., Jersey
                    Acquisition Corporation and certain stockholders of J.D. Edwards Company set forth on Item 3 hereto.

    3* Joint Filing Agreement, dated June 10, 2003 by and between PeopleSoft, Inc. and Jersey Acquisition
                    Corporation.

* Previously included with the Schedule 13D filed on June 11, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 17, 2003.              PEOPLESOFT, INC.

                                        By:    /s/ Anne S. Jordan
                                               _________________________________
                                                  Anne S. Jordan
                                                  Senior Vice President,
                                                  General Counsel and
                                                  Secretary

Dated as of June 17, 2003.              JERSEY ACQUISITION CORPORATION

                                        By:    /s/ Anne S. Jordan
                                               _________________________________
                                                  Anne S. Jordan
                                                  Vice President and Secretary

                                  EXHIBIT INDEX

EXHIBIT                                       DESCRIPTION
   1                    Amended and Restated Agreement and Plan of Merger and
                        Reorganization, dated as of June 16, 2003, by and among
                        PeopleSoft, Inc., Jersey Acquisition Corporation and
                        J.D. Edwards & Company.

  2*                    Form of Irrevocable Proxy and Voting Agreement, dated
                        June 1, 2003, by and among PeopleSoft, Inc., Jersey
                        Acquisition Corporation and certain stockholders of J.D. Edwards Company set forth on Item 3 hereto.

  3* Joint Filing Agreement, dated June 10, 2003 by and between PeopleSoft, Inc. and Jersey Acquisition
                        Corporation.

* Previously included with the Schedule 13D filed on June 11, 2003.